

Christine Sippl

--

Santa Cruz, California · 2 connections · **Contact info**


Encompass Commu
Services


University of Californ
Angeles

Experience



Sr. Director for Impact and Partnerships

Encompass Community Services

Jan 2015 – Present · 5 yrs 6 mos

Santa Cruz County, California, USA

Education



University of California, Los Angeles

Master of Public Health - MPH, International Public Health

1982 – 1984



University of California, Berkeley

BS, Conservation and Resource Studies - Public Health and Food Resources

1976 – 1981

Interests





 **Encompass Community Services**
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 **University of California, Berkele**
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 **University of California, Los Ange...**
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